UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-10088

REPORT PERIOD
July 1, 2003 to September 30, 2003

In the matter of:
AMERICAN ELECTRIC POWER COMPANY, INC.

This Certificate of Notification is filed by American Electric Power Company, Inc., a New York corporation (“AEP”), pursuant to Rule 24 (17 C.F.R. 250.24) under the Public Utility Holding Company Act of 1935 (the “Act”). Such filing is made in connection with the Form U-1, as amended, filed by AEP and certain of its direct and indirect subsidiaries in File 70-10088 and as authorized by order of the Securities and Exchange Commission (“the Commission”) dated December 18, 2002 in that file. The order directs that AEP file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after the fiscal quarter in which transactions occur.

This Certificate of Notification reports transactions for the quarter ended September 30, 2003.

AEP hereby certifies for itself and its subsidiaries the following:

AMERICAN ELECTRIC POWER COMPANY, INC., et al.
QUARTERLY REPORT PER REQUIREMENTS
OF HOLDING COMPANY ACT RELEASE NO. 27623
FILE NO. 70-10088
FOR THE QUARTER ENDED SEPTEMBER 30, 2003

Contents

Item	Description
1	The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company (formerly known as Central Power and Light Company), AEP Texas North Company (formerly known as West Texas Utilities Company), Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

2	For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

3	The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. and/or any of the utility subsidiaries during the quarter.

4	The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

5	The name, parent company and the amount invested in any financing entity during the quarter.

6	Capitalization chart for AEP and each of the utility subsidiaries as of September 30, 2003.

7	For all participants in the Nonutility Money Pool and all participants in the Utility Money Pool, a listing of the maximum borrowings from and loans to the respective money pools during the quarter and the interest rate applied to those borrowings and loans.

8	Listing of Form U-6B-2 statements filed during the quarter with the Commission, including the name of the filing entity and the date of the filing.

9	The date, amount and payee of dividends out of capital or unearned surplus paid by all nonutility subsidiaries during the quarter.

10	Signature page.

Item 1

The amount and terms of any long-term debt issued during the quarter by AEP Texas Central Company (formerly Central Power and Light Company), AEP Texas North Company (formerly West Texas Utilities Company), Southwestern Electric Power Company, or Wheeling Power Company issued under the authority granted in this order.

AEP Texas Central Company

  Borrowing Limit - $1,400 million
  Long-term Debt Issued - None

AEP Texas North Company

  Borrowing Limit - $500 million
  Long-term Debt Issued - None

Southwestern Electric Power Company

  Borrowing Limit - $350 million
  Long-term Debt Issued - None

Wheeling Power Company

  Borrowing Limit - $40 million
  Long-term Debt Issued - None

Item 2

For all guarantees issued during the quarter, a listing of the names of the guarantors, the names of the beneficiaries of the guarantees, and the amount of the guarantees.

Guarantor	Beneficiary	Amount of Guarantee	Type of Guarantee
AEP	CBI Leasing, Inc.	$174,843	Payment

Item 3

The amount and terms of any short-term debt issued by AEP, AEP Utilities, Inc. or any of the utility subsidiaries during the quarter.

Short-term Borrowings for the Quarter Ended September 30, 2003
(in thousands)

Borrower: American Electric Power Company, Inc.

Source	Outside Borrowings During Period	Repayments During Period	Amount Outstanding at End of Period	Weighted Average Interest Rate During Period
Commercial Paper	$622,869	$771,421	$398,222	1.9155%
Bank Credit Facility	--	--	--	0.0000%

Total External Short-term Borrowings	$622,869	$771,421	$398,222	1.9155%

Item 4

The notional amount and principal terms of any hedge instruments or anticipatory hedges entered into during the quarter and the identity of the other parties to the transaction.

  None

Item 5

The name, parent company and the amount invested in any financing entity during the quarter.

  None

Item 6

Capitalization chart for AEP and each of the Utility Subsidiaries as of September 30, 2003.

CAPITALIZATION STRUCTURE
(as of 9/30/03)

Company	Common Equity		Preferred Stock		Long-term Debt**		Short-term Debt		Total Capitalization

($s in thousands)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
American
Electric Power
Company, Inc. *	$8,458,000	36.8%	$520,000	2.3%	$13,557,000	59.0%	$443,000	1.9%	$22,978,000	100.0%

AEP
Generating
Company	44,667	46.4%	--	0.0%	44,809	46.5%	6,879	7.1%	96,355	100.0%

AEP Texas
Central Company	1,205,056	34.4%	5,940	0.2%	2,291,525	65.4%	--	0.0%	3,502,521	100.0%

AEP Texas North
Company	220,927	38.1%	2,357	0.4%	356,722	61.5%	--	0.0%	580,006	100.0%

Appalachian
Power Company	1,286,751	40.6%	28,650	0.9%	1,853,340	58.5%	--	0.0%	3,168,741	100.0%

Columbus
Southern Power
Company	881,285	49.3%	--	0.0%	752,806	42.2%	151,575	8.5%	1,785,666	100.0%

Indiana
Michigan Power
Company	1,050,637	41.9%	71,546	2.9%	1,368,337	54.6%	13,929	0.6%	2,504,449	100.0%

Kentucky Power
Company	302,288	36.3%	--	0.0%	487,578	58.6%	42,195	5.1%	832,061	100.0%

Kingsport Power
Company	24,131	48.8%	--	0.0%	20,000	40.5%	5,301	10.7%	49,432	100.0%

Ohio Power
Company	1,432,667	40.1%	24,995	0.7%	2,088,095	58.4%	28,651	0.8%	3,574,408	100.0%

Public Service
Company of
Oklahoma	490,624	42.0%	5,267	0.4%	672,691	57.6%	-	0.0%	1,168,582	100.0%

Southwestern
Electric Power
Company	689,290	42.5%	4,700	0.3%	928,479	57.2%	--	0.0%	1,622,469	100.0%

Wheeling Power
Company	31,527	61.0%	--	0.0%	20,000	38.7%	128	0.3%	51,655	100.0%

*Preferred stock includes Equity Unit Senior Notes ($376 million), Cumulative Preferred Stocks of Subsidiaries Subject to Mandatory Redemption ($83 million) and Cumulative Preferred Stocks of Subsidiaries not Subject to Mandatory Redemption ($61 million).

** Long-term Debt includes Notes Payable to Trust ($321 million) and Securitization Bonds ($746 million).

Item 7

With respect to each participant in the Nonutility Money Pool and each participant in the Utility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to borrowings and loans.

Nonutility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2003
(in thousands)

	Maximum Borrowings from Nonutility Money Pool	Maximum Loans to Nonutility Money Pool
AEP Acquisition, LLC	$ --	$1
AEP C+I Company, LLC	(11,113)	--
AEP Coal Company	(86,306)	--
AEP Communications, Inc.	--	1,171
AEP Communications, LLC	(68,243)	--
AEP Delaware Investment Company	(1)	--
AEP Desert Sky LP, LLC	(23,144)	--
AEP Elmwood, LLC	--	14,220
AEP EmTech, LLC	(8,244)	--
AEP Energy Services, Inc.	(227,695)	--
AEP Energy Services, Ltd	(160,432)	--
AEP Energy Svcs Gas Holding Company	(17,000)	24,331
AEP Fiber Venture, LLC	(28,098)	--
AEP Gas Marketing LP	(4,800)	29,520
AEP Gas Power GP, LLC	(19,606)	--
AEP Holdings I CV	--	2,208
AEP Investments, Inc.	(4,057)	--
AEP MEMCo, LLC	--	55,343
AEP Ohio C+I Retail Company, LLC	(26)	--
AEP Power Marketing, Inc.	(251,495)	--
AEP ProServ, Inc.	(18,030)	--
AEP ProServ Northeast	--	24,249
AEP Pushan Power, LDC	(1,900)	1,001
AEP Resources International, Ltd	(147)	--
AEP Resources Project Management Company, Ltd	(5)	--
AEP Resources, Inc.	(438,468)	--
AEP Retail Energy, LLC	(285)	--
AEP T+D Services, LLC	(1,433)	--
AEP Texas C+I Retail, GP, LLC	(217)	--
AEP Texas C+I Retail, LP	(10,646)	5,529
AEP Texas POLR, LLC	--	1,286
C3 Networks GP, LLC	(783)	--
C3 Communications, Inc.	(56,215)	--
CSW Development I, Inc.	--	7,258
CSW Eastex LP I Inc	(5,665)	--
CSW Energy, Inc.	(284,874)	--
CSW Energy Services, Inc. (ESI)	(31,044)	--
CSW International, Inc.	(63,059)	--
CSWE/Fort Lupton, Inc.	--	4,095
Dolet Hills Lignite Company, LLC	--	6,729
Houston Pipeline Company, LP	--	154,531
Industry + Energy Associates, LLC	--	38
Jefferson Island Storage + Hub, LLC	--	21,817
LIG Chemical Company	(107,500)	988
LIG Liquids, LLC	(4,078)	31,220
LIG Pipeline Company	(42)	--
LIG, Inc.	(35)	--
Louisiana Intrastate Gas Company, LLC	--	107,795
MidTexas Pipeline Company	--	144
Mutual Energy SWEPCo, LP	(1,630)	69
Mutual Energy, LLC	--	24,136
Newgulf Power Venture	--	9,841
POLR Power, LP	(9,963)	--
Rep General Partner, LLC	(223)	2,468
Rep Holdco, Inc.	--	63,575
Tuscaloosa Pipeline Company	--	873

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.9155%	92
Weighted Average Interest Rate for Invested Funds	0.0000%	0

Item 7(Continued)

Utility Money Pool Internal Maximum Short-term Borrowings and Loans for the Quarter Ended September 30, 2003
(in thousands)

	Maximum Borrowings from Utility Money Pool	Maximum Loans to Utility Money Pool
AEP Generating Company	$(40,492)	$9,165
AEP Service Corporation	(115,492)	--
AEP System Pool	(78,341)	97,647
AEP Texas Central Company	--	114,011
AEP Texas North Company	(9,775)	45,768
Appalachian Power Company	(20,798)	155,152
Blackhawk Coal Company	--	15,758
Cedar Coal Company	--	13,535
Central Appalachian Coal Company	--	1,707
Central Coal Company	--	588
Colomet Inc.	(2,263)	--
Columbus Southern Power Company	(159,411)	--
Conesville Coal Prep Company	--	2,926
Franklin Real Estate Company	--	937
Indiana + Michigan Power Company	(130,720)	--
Indiana Franklin Realty	--	45
Kentucky Power Company	(64,857)	--
Kingsport Power Company	(6,793)	--
Ohio Power Company	(376,537)	200,015
Public Service Company of Oklahoma	(132,651)	175,741
Simco Inc.	--	321
Southern Appalachian Coal Company	--	7,927
Southwestern Electric Power Company	--	131,478
Wheeling Power Company	(1,132)	3,785

	Interest Rate	Days Borrowed/Invested
Weighted Average Interest Rate for Borrowed Funds	1.9677%	20
Weighted Average Interest Rate for Invested Funds	0.9083%	72

Item 8

Listing of Form U-6B-2 statements filed during the quarter with the SEC, including the name of the filing entity and the date of the filing.

Filing	Company	Filing Date
U-6B-2	American Electric Power Company, Inc.	July 3, 2003

Item 9

The date, amount and payee of dividends out of capital or unearned surplus paid by all Nonutility Subsidiaries during the quarter.

Dividend Paid by	Date Paid	Amount	Paid To
AEP Energy Services Ventures II, Inc.	September 25, 2003	$13,965,700	AEP Energy Services Gas Holding Company, L.L.C.

Dolet Hills Lignite Company, LLC	July 31, 2003	666,490	Southwestern Electric Power Company

Dolet Hills Lignite Company, LLC	September 24, 2003	666,490	Southwestern Electric Power Company

AEP Delaware Investment Company II	July 15, 2003	5,726,000	AEP Resources, Inc.

NGLE Pushan Power LDC	August 26, 2003	10,000	AEP Resources Project Management Co., Ltd

NGLE Pushan Power LDC	August 26, 2003	990,000	AEP Resources International Ltd

AEP Resources Project Management Co, Ltd	August 26, 2003	10,000	AEP Resources International Ltd

AEP Resources International Ltd	August 26, 2003	1,000,000	AEP Delaware Investment Company II

AEP Delaware Investment Company II	August 26, 2003	1,000,000	AEP Resources, Inc.

Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1 Application-Declaration, as amended, of AEP, et al, in File No. 70-10088 and in accordance with the terms and conditions of the Commission’s order dated December 18, 2002, permitting said Application-Declaration to become effective.

Item 10

Signature Page

DATED: November 25, 2003

BY: AMERICAN ELECTRIC POWER COMPANY, INC. for itself and its subsidiaries

BY: /s/ Wendy G. Hargus

Wendy G. Hargus
Assistant Treasurer